UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Waste Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

941075103

(CUSIP Number)

James J. Connors II

c/o Kelso & Company

320 Park Avenue

24th Floor

New York, New York  10022

(212) 751-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 941075103

1	Name of Reporting Person. Kelso Investment Associates VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,278,070(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.4% (1)(2)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 941075103

1	Name of Reporting Person. Kelso GP VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,278,070(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.4%(1)(2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 941075103

1	Name of Reporting Person. KEP VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,278,070(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.4%(1)(2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 941075103

1	Name of Reporting Person. Frank T. Nickell

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 242,932 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 242,932 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,521,002(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.9%(1)(2)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103

1	Name of Reporting Person. Thomas R. Wall, IV

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 38,830 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 38,830 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,316,900(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.5%(1)(2)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103

1	Name of Reporting Person. George E. Matelich

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 255,107 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 255,107 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,533,177 (1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 12.0%(1)(2)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103

1	Name of Reporting Person. Frank K. Bynum, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,415 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 19,415 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,297,485(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.5%(1)(2)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103

1	Name of Reporting Person. Philip E. Berney

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,415 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 19,415 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,297,485(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.5%(1)(2)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103

1	Name of Reporting Person. Frank J. Loverro

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,913 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 2,913 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,280,983(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.4%(1)(2)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103

1	Name of Reporting Person. James J. Connors, II

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,854 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 4,854 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,282,924(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.4%(1)(2)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103

1	Name of Reporting Person. Michael B. Goldberg

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,278,070(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.4% (1)(2)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103

1	Name of Reporting Person. David I. Wahrhaftig

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 5,278,070(1) shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 5,278,070(1) shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,278,070(1) shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 11.4%(1)(2)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 941075103

(1) Of the 5,861,536 shares of common stock of Waste Services, Inc. reported on this Schedule 13D, (a) 4,750,263 shares are owned by Kelso Investment Associates VI, L.P. (“KIA VI”), consisting of 2,605,263 shares of common stock owned by KIA VI and 2,145,000 shares of common stock issuable upon the exercise of currently exercisable warrants to purchase common stock, (b) 527,807 shares of common stock are owned by KEP VI, LLC (“KEP VI”), consisting of 289,474 shares of common stock owned by KEP VI and 238,333 shares of common stock issuable upon the exercise of currently exercisable warrants to purchase common stock, (c) 242,932 shares of common stock owned by Frank T. Nickell, (d) 38,830 shares of common stock owned by Thomas R. Wall, IV, (e) 255,107 shares owned by George E. Matelich consisting of 254,807 shares of common stock owned by Mr. Matelich and 300 shares of common stock owned by Mr. Matelich’s children, (f) 19,415 shares of common stock owned by Frank K. Bynum, Jr., (g) 19,415 shares of common stock owned by Philip E. Berney, (h) 2,913 shares of common stock owned by Frank J. Loverro, and (i) 4,854 shares of common stock owned by James J. Connors, II.

Kelso GP VI, LLC, (“GP VI”) is the general partner of KIA VI and has voting and dispositive power over the shares held by KIA VI. GP VI disclaims beneficial ownership of the securities owned by KIA VI pursuant to Rule 13d(4) under the Securities Exchange Act of 1934, as amended (the “Act”), and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

KIA VI and KEP VI, due to their common control, may be deemed to beneficially own the securities owned by each other. Each of KIA VI and KEP VI disclaims beneficial ownership of the securities owned by the other pursuant to Rule 13d(4) under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

GP VI and KEP VI, due to their common control, may be deemed to beneficially own the securities owned by each other. GP VI disclaims beneficial ownership of the securities owned by KEP VI pursuant to Rule 13d(4) under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Messrs. Nickell, Wall, Matelich, Goldberg, Bynum, Wahrhaftig, Berney, Loverro and Connors may be deemed to share beneficial ownership of securities owned by KIA VI and KEP VI, by virtue of their status as managing members of KEP VI and GP VI, and each of them disclaims beneficial ownership of the securities owned or deemed beneficially owned by KIA VI, KEP VI and GP VI pursuant to Rule 13d(4) under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Each of Messrs. Nickell, Wall, Matelich, Goldberg, Bynum, Wahrhaftig, Berney, Loverro and Connors may be deemed to share beneficial ownership of securities owned by each of the others and each of them disclaims beneficial ownership of the securities owned or deemed beneficially owned by such others pursuant to Rule 13d(4) under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Each of GP VI, KEP VI and KIA VI may be deemed to share beneficial ownership of securities owned by each of Messrs. Nickell, Wall, Matelich, Goldberg, Bynum, Wahrhaftig, Berney, Loverro and Connors, and each of GP VI, KEP VI and KIA VI disclaims beneficial ownership of the securities owned or deemed beneficially owned by each of Messrs. Nickell, Wall, Matelich, Goldberg, Bynum, Wahrhaftig, Berney, Loverro and Connors pursuant to Rule 13d(4) under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Mr. Matelich disclaims beneficial ownership of the shares owned by his children pursuant to Rule 13d(4) under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

(2) Based on 46,253,107 shares of the Company’s common stock outstanding as of October 26, 2009, as stated in the Company’s Quarterly Report on Form 10-Q dated October 29, 2009.

Item 1.                    Security and Issuer

This Schedule 13D is filed by Kelso GP VI, LLC; Kelso Investment Associates VI, L.P.; KEP VI, LLC (the “Kelso Entities”); Frank T. Nickell; Thomas R. Wall, IV; George E. Matelich; Michael B. Goldberg; Frank K. Bynum, Jr.; David I. Wahrhaftig; Philip E. Berney; Frank J. Loverro; and James J. Connors, II (together with the Kelso Entities, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share, of Waste Services, Inc. (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8.

On November 11, 2009, the Kelso Entities entered into a Voting Agreement (the “Voting Agreement”) with IESI-BFC Ltd. relating to the merger transaction proposed to be entered into between IESI-BFC Ltd. and the Issuer.  The Reporting Persons are filing this Schedule 13D to report the Kelso Entities’ entry into the Voting Agreement and the Reporting Persons’ respective beneficial ownership of the common stock of the Issuer.

The terms of the Voting Agreement are described in Item 4 below and have been previously disclosed by the filing of the Voting Agreement by IESI-BFC Ltd. as an exhibit to its report on Form 6-K filed on November 16, 2009.  In addition, the Voting Agreement is incorporated by reference as Exhibit 99.2 hereto.

Item 2.                    Identity and Background

The identity and background of the filing persons is as follows:

Name	Address of Business/Principal Office	Principal & Business/Occupation	Jurisdiction of Organization/ Citizenship
Kelso Investment Associates VI, L.P	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	Private Investment Fund	Delaware
Kelso GP VI, LLC	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	General Partner of Kelso Investment Associates, VI, L.P.	Delaware
KEP VI, LLC	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	Private Investment Fund	Delaware
Frank T. Nickell	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	President & Chief Executive Officer of Kelso & Company	United States of America
Thomas R. Wall, IV	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	Managing Director of Kelso & Company	United States of America
George E. Matelich	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	Managing Director of Kelso & Company	United States of America
Michael B. Goldberg	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	Managing Director of Kelso & Company	United States of America
Frank K. Bynum, Jr.	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	Managing Director of Kelso & Company	United States of America
David I. Wahrhaftig	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	Managing Director of Kelso & Company	United States of America
Philip E. Berney	c/o Kelso & Company 320 Park Avenue, 24th Floor	Managing Director of Kelso & Company	United States of America

New York, NY 10022
Frank J. Loverro	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	Managing Director of Kelso & Company	United States of America
James J. Connors, II	c/o Kelso & Company 320 Park Avenue, 24th Floor New York, NY 10022	Managing Director and General Counsel of Kelso & Company	United States of America

Kelso & Company is a firm specializing in private equity investing.

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.                    Source and Amount of Funds or Other Consideration

The Reporting Persons acquired common stock of the Company as a result of the following series of transactions:

On May 6, 2003, Kelso Investment Associates VI, L.P. (“KIA VI”) and KEP VI, LLC (“KEP VI”) acquired 49,500 and 5,500 shares, respectively, of the nonvoting Series A Preferred Stock of the Company, which was at the time a wholly owned subsidiary of Capital Environmental Resource Inc., a corporation amalgamated under the laws of the Province of Ontario, Canada (the “Predecessor Company”), for aggregate consideration of $49,500,000 and $5,500,000 respectively.  KIA VI and KEP VI also received warrants to purchase an additional 6,435,000 and 715,000 shares, respectively, of the Company’s common stock at a purchase price of $3.00 per share.  The Kelso Entities obtained the funds for the acquisition of these securities from capital contributions by their respective partners.

Effective July 31, 2004, the Predecessor Company completed a migration transaction pursuant to which its corporate structure was reorganized so that the Company became the ultimate parent company of the Predecessor Company’s corporate group.

On June 26, 2006, the Company effected a one-for-three reverse stock split relating to its common stock.  After giving effect to this stock split, KIA VI and KEP VI held warrants to purchase 2,145,000 and 238,333 shares of the Company’s common stock, respectively, at a purchase price of $9.00 per share.  All of these warrants are exercisable as of the date hereof.

On December 15, 2006, the Company redeemed all of KIA VI and KEP VI’s shares of nonvoting Series A Preferred Stock in exchange for 2,605,263 and 289,474 shares, respectively, of the Company’s common stock.

In addition to the shares of common stock and warrants to purchase common stock held by the Kelso Entities, the other Reporting Persons are the beneficial owners of common stock of the Company as follows:  On September 7, 2001, Messrs. Nickell, Wall, Matelich, Bynum, Berney, Loverro and Connors acquired 625,625, 100,000, 625,625, 50,000, 50,000, 7,500 and 12,500 shares of the Company’s common stock, respectively, at a price of $2.00 per share, using cash from their personal investment funds.  On February 6, 2002, Messrs. Nickell, Wall, Matelich, Bynum, Berney, Loverro and Connors acquired 103,172, 16,489, 103,172, 8,246, 8,246, 1,238 and 2,062 shares of the Company’s common stock, respectively, at a price of $2.65 per share, using cash from their personal investment funds.  After giving effect to these purchases and the one-for-three reverse stock split that occurred in June 2006, Messrs. Nickell, Wall, Matelich, Bynum, Berney, Loverro and Connors owned a total of 242,932, 38,380, 242,932, 19,415, 19,415, 2,913 and 4,854 shares of the Company’s common stock, respectively.

In addition to the shares of common stock and warrants to purchase common stock held by the Reporting Persons and described above, Mr. Matelich, who serves as a member of the Issuer’s board of directors, subsequently acquired, on March 14, 2008 and March 17, 2008, 9,899 shares and 101 shares of the Company’s common stock, at purchase prices of $8.00 and $7.997 per share, respectively, using cash from his personal investment funds.  These purchases were effected pursuant to the exercise of options granted to Mr. Matelich as part of his compensation for service as a member of the Issuer’s board of directors.  The total number of shares beneficially owned by Mr. Matelich as of the date of this report also includes 1,875 shares of common stock that he received upon settlement of restricted stock units that were awarded to him as part of his compensation for service as a member of the Issuer’s board of directors as well as 300 shares owned by his children. Mr. Matelich disclaims beneficial ownership of the shares owned by his children, and this report shall not be deemed an admission that Mr. Matelich is the beneficial owner of these securities for any purpose.

Item 4.                    Purpose of Transaction

The Kelso Entities acquired the shares of the Company’s nonvoting Series A Preferred Stock and warrants to purchase the Company’s common stock as an investment in the regular course of their business, and as a result acquired the Company’s common stock in the ordinary course of their business.  The other Reporting Persons acquired the Company’s common stock as personal investments.  The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire or dispose of the Company’s common stock in open market or privately negotiated transactions.

On November 11, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IESI-BFC Ltd., a corporation amalgamated under the laws of the Province of Ontario (“IESI-BFC”), and IESI-BFC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of IESI-BFC (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”). Following the Merger, the separate corporate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation. The Merger has been approved by the board of directors of both the Issuer and IESI-BFC.

Pursuant to the terms of the Merger Agreement, each share of common stock of the Issuer that is outstanding immediately prior to the date and time the Merger becomes effective shall be canceled and extinguished and automatically converted into the right to receive 0.5833 shares of IESI-BFC common stock (the “Conversion Number”). Warrants and stock options of the Issuer will generally convert upon consummation of the Merger and without any action on the part of the holder into warrants and stock options with respect to the IESI-BFC common stock, after giving effect to the Conversion Number. Cash will be paid to the Issuer’s stockholders in lieu of fractional shares of IESI-BFC common stock.

The Merger Agreement also provides that upon consummation of the Merger, IESI-BFC will appoint two individuals, nominated by the Issuer and determined to be legally qualified and otherwise suitable by the board of directors of IESI-BFC, acting reasonably, to serve in such capacity, to the board of directors of IESI-BFC.

Each party’s obligation to consummate the Merger is subject to customary conditions, including, among others, (i) approval or expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Competition Act (Canada); (ii) absence of laws or orders of governmental authorities or litigation prohibiting or seeking to prohibit the closing; (iii) the declaration by the Securities and Exchange Commission (the “SEC”) that the Form F-4 Registration Statement registering shares of IESI-BFC common stock to be issued in connection with the Merger has become effective; (iv) conditional approval of the IESI-BFC common stock to be issued in the Merger for listing on the Toronto Stock Exchange and the New York Stock Exchange; (v) approval of the Merger Agreement by the Issuer’s stockholders; and (vi) receipt by the Issuer and IESI-BFC from their respective counsel of customary opinions that the Merger will qualify as a reorganization for US federal income tax purposes.

IESI-BFC’s obligation to consummate the Merger is also subject to certain other conditions, including, among others, (i) subject to certain exceptions and qualifications, the accuracy of the representations and warranties of the Issuer, (ii) performance in all material respects of the Issuer of its obligations, (iii) absence of a material adverse effect with respect to the Issuer; (iv) receipt of regulatory approvals on specified terms and required consents; (v) receipt of a fairness opinion; and (vi) that the Issuer meet certain thresholds with respect to its net indebtedness and working capital.

The Issuer’s obligation to consummate the Merger is subject to certain other conditions, including, among others, (i) subject to certain exceptions and qualifications, the accuracy of the representations and warranties of IESI-BFC, (ii) performance in all material respects of IESI-BFC of its obligations, (iii) absence of a material adverse effect with respect to IESI-BFC; (iv) receipt of a fairness opinion; and (v) that IESI-BFC increase the consideration to be provided to the Issuer’s stockholders in the event of a specified decline in the value of IESI-BFC common stock under specified circumstances.

The foregoing description of the Merger and the Merger Agreement is only a summary.  The Merger Agreement is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2009.

As an inducement to IESI-BFC to enter into the Merger Agreement, certain significant shareholders of the Issuer have agreed with IESI-BFC that they will vote in favor of the Merger and the Merger Agreement and the approval of the other transactions contemplated thereby, and any actions required in furtherance thereof, pursuant to several voting agreements, each dated as of November 11, 2009, among IESI-BFC and the applicable shareholders.  These shareholders have also agreed pursuant to such voting agreements to vote against any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Issuer or any of its subsidiaries (other than the Merger), a sale or transfer of a material amount of assets or capital stock of the Issuer or any of its subsidiaries or any action that is intended, or would reasonably be expected, to prevent or materially delay or otherwise interfere with the Merger and the other transactions contemplated by the Merger Agreement.

The Kelso Entities have entered into the Voting Agreement described in the immediately preceding paragraph and referenced in Item 1 above, which is incorporated by reference as Exhibit 99.2 hereto.

There can be no assurance that the transactions described in the Merger Agreement will be consummated.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.                    Interest in Securities of the Issuer

 (a) The responses of KIA VI, KEP VI, GP VI, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, Frank K. Bynum, Jr., David I. Wahrhaftig, Philip E. Berney, Frank J. Loverro and James J. Connors, II with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnote (1) and (2) to such information) are incorporated herein by reference.

(b) The responses of KIA VI, KEP VI, GP VI, Frank T. Nickell, Thomas R. Wall, IV, George E. Matelich, Michael B. Goldberg, Frank K. Bynum, Jr., David I. Wahrhaftig, Philip E. Berney, Frank J. Loverro and James J. Connors, II with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnote (1) to such information) are incorporated herein by reference.

(c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by the persons or entities referenced in Item 2 above.

(d) Not applicable.

(e) Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.                    Material to be Filed as Exhibits

Exhibit 99.1:   Joint Filing Agreement*

Exhibit 99.2:  Voting Agreement, dated as of November 11, 2009 by and among IESI-BFC Ltd., Kelso Investment Associates VI, L.P. and KEP VI, LLC. Incorporated by reference to Exhibit 99.4 to IESI-BFC Ltd.’s Current Report on Form 6-K filed on November 16, 2009.

Exhibit 99.3:  Power of Attorney.  Incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Initial Statement of Beneficial Ownership of Securities on Form 3, filed February 14, 2008.

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELSO INVESTMENT ASSOCIATES VI, L.P.
By: Kelso GP VI, LLC its General Partner

By:	/s/ James J. Connors, II
	Name:	James J. Connors, II
	Title:	Managing Member

KEP VI, LLC

By:	/s/ James J. Connors, II
	Name:	James J. Connors, II
	Title:	Managing Member

KELSO GP VI, LLC

By:	/s/ James J. Connors, II
	Name:	James J. Connors, II
	Title:	Managing Member

*
Frank T. Nickell

*
Thomas R. Wall, IV

*
George E. Matelich

*
Frank K. Bynum, Jr.

*
Philip E. Berney

*
Frank J. Loverro

/s/ James J. Connors, II
James J. Connors, II

*
Michael B. Goldberg

*
David I. Wahrhaftig

* The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ James J. Connors, II
James J. Connors, II
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement*

99.2

Voting Agreement, dated as of November 11, 2009 by and among IESI-BFC Ltd., Kelso Investment Associates VI, L.P. and KEP VI, LLC. Incorporated by reference to Exhibit 99.4 to IESI-BFC Ltd.’s Current Report on Form 6-K filed November 16, 2009.

99.3	Power of Attorney. Incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Initial Statement of Beneficial Ownership of Securities on Form 3, filed February 14, 2008.

Filed herewith *